UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Taboola.com Ltd.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

M8744T106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8744T106	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Evergreen Venture Partners Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,061,612
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 23,061,612
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,061,612
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

The percent of class was calculated based on 291,466,121 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. M8744T106	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Evergreen 5 G.P. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,061,612
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 23,061,612
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,061,612
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

The percent of class was calculated based on 291,466,121 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. M8744T106	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Evergreen V GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 23,061,612
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 23,061,612
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,061,612
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 291,466,121 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. M8744T106	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Evergreen V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,730,847
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,730,847
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,730,847
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 291,466,121 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. M8744T106	SCHEDULE 13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Evergreen VA, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,330,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,330,765
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,765
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 291,466,121 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. M8744T106	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Taboola.com Ltd. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

16 Madison Square West 7th Floor New York, NY 10010

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)  Evergreen Venture Partners Ltd. (“EVP Ltd.”).

(ii)  Evergreen 5 G.P. Ltd. (“Evergreen 5 GP”).

(iii)   Evergreen V GP, LP (“Evergreen V GP”).

(iv) Evergreen V, L.P. (“Evergreen V”).

(v)   Evergreen VA, L.P. (“Evergreen VA”).

Evergreen 5 GP is the general partner of Evergreen V GP, which is the general partner of each of Evergreen V and Evergreen VA. EVP Ltd. is the sole shareholder of Evergreen 5 GP. Each of Evergreen V GP, Evergreen 5 GP and EVP Ltd. may be deemed to have voting and dispositive power over the shares held by Evergreen V and Evergreen VA.

EVP Ltd. and Evergreen 5 GP are organized under the laws of Israel. Evergreen V GP, Evergreen V and Evergreen VA are organized under the laws of the Cayman Islands. The address of the principal business and the principal office of the Reporting Persons is c/o Clockwork Admin Ltd., Fifth Floor, 32 Habarzel Street, Ramat Hahayal, Tel Aviv, Israel 6971048.

	(d)	Title of Class of Securities:

Ordinary Shares, no par value

	(e)	CUSIP Number: M8744T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a) — (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. M8744T106	SCHEDULE 13G	Page 8 of 9 Pages

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Ordinary Shares Outstanding
EVP Ltd.	23,061,612	23,061,612	—	23,061,612	—	7.9%
Evergreen 5 GP	23,061,612	23,061,612	—	23,061,612	—	7.9%
Evergreen V GP	23,061,612	23,061,612	—	23,061,612	—	7.9%
Evergreen V	20,730,847	20,730,847	—	20,730,847	—	7.1%
Evergreen VA	2,330,765	2,330,765	—	2,330,765	—	0.8%

The percent of class was calculated based on 291,466,121 Ordinary Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. M8744T106	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERGREEN VENTURE PARTNERS LTD.

/s/ Amichai Hammer
Name: Amichai Hammer Title: Director and CFO

EVERGREEN 5 G.P. LTD.

By: Evergreen Venture Partners Ltd.

/s/ Amichai Hammer
Name: Amichai Hammer Title: Director and CFO

EVERGREEN V GP, LP

By: Evergreen 5 G.P. Ltd. By: Evergreen Venture Partners Ltd.

/s/ Amichai Hammer
Name: Amichai Hammer Title: Director and CFO

EVERGREEN V, L.P.

By: Evergreen V GP, LP By: Evergreen 5 G.P. Ltd.
By: Evergreen Venture Partners Ltd.

/s/ Amichai Hammer
Name: Amichai Hammer Title: Director and CFO

EVERGREEN VA, L.P.

By: Evergreen V GP, LP
By: Evergreen 5 G.P. Ltd.
By: Evergreen Venture Partners Ltd.

/s/ Amichai Hammer
Name: Amichai Hammer Title: Director and CFO